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SEC FILE NUMBER
001-39616
CUSIP NUMBER
270087109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Eargo, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

2665 North First Street, Suite 300

Address of Principal Executive Office (Street and Number)

San Jose, California 95134

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Eargo, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) within the prescribed time period without unreasonable effort and expense due to the circumstances described below.

As previously disclosed, on September 21, 2021, the Company was informed that it was the target of a criminal investigation by the U.S. Department of Justice (the “DOJ”) related to insurance reimbursement claims the Company submitted on behalf of its customers covered by various federal employee health plans under the Federal Employee Health Benefits (“FEHB”) program. Total payments the Company has received as of December 31, 2021 from the government in relation to claims submitted under the FEHB program, net of any product returns and associated refunds, are approximately $44 million. The investigation also pertains to the Company’s role in customer reimbursement claim submissions to federal employee health plans. As previously disclosed, the Company has been the subject of an ongoing claims audit by an insurance company that is the Company’s largest third-party payor and has been informed by such insurance company that the DOJ is now the principal contact related to the subject matter of the audit. In addition to such audit, the Company is currently subject to a number of other ongoing audits of insurance reimbursement claims submitted to additional third-party payors. One of these claims audits does not relate to claims submitted under the FEHB program. Also as previously disclosed, on January 4, 2022, the DOJ confirmed to the Company that the investigation had been referred to the Civil Division of the DOJ and the U.S. Attorney’s Office for the Northern District of Texas and the criminal investigation is no longer active. The Company is continuing to cooperate with the investigation.

Through the Company’s continued cooperation with the investigation, the Company has reached an understanding in principle with the DOJ with respect to certain material terms of a potential settlement and resolution of the investigation and can now reasonably estimate a probable loss of approximately $34.4 million in connection with the investigation. Nevertheless, as the discussions are continuing, there can be no assurance as to the terms or timing of a final resolution with respect to the investigation. Further, any such settlement of the investigation may not resolve the ongoing audits of insurance reimbursement claims by additional third-party payors, nor has the Company begun working with the government and third-party payors to potentially validate processes to support any future claims that it may submit for reimbursement, and there are no guarantees that the Company will be able to arrive at any such acceptable processes or submit any future claims.

During the three and twelve months ended December 31, 2021, the Company shipped approximately 7,760 and 45,130 gross hearing aid systems, respectively, approximately 20% and 44%, respectively, of which were to customers who used insurance benefits as a method of direct payment to the Company. Since learning of the DOJ investigation and until December 8, 2021, the Company continued to process orders for customers with potential insurance benefits (including FEHB program members) but suspended all claims submission activities and has offered affected customers (i.e., customers using insurance benefits as a method of direct payment for transactions prior to December 8, 2021) the option to return their hearing aids or purchase their hearing aids without the use of their insurance benefits in case their claim is denied or ultimately not submitted by the Company to their insurance plan for payment. Cash and cash equivalents as of September 30, 2021 and December 31, 2021 were approximately $156 million and $110 million, respectively. During the three months ended December 31, 2021, the Company incurred cash outlays related to costs associated with the DOJ investigation and subsequent actions, including the Company’s previously announced reduction in employee workforce.

Beginning on December 8, 2021, the Company made the decision to stop accepting insurance benefits as a method of direct payment and it is uncertain when, if ever, the Company will resume accepting insurance benefits as a method of direct payment. While the Company intends to work with the government and third-party payors at the appropriate time with the objective of validating processes to support any future claims that it may submit for reimbursement, the Company may not be able to arrive at acceptable processes or submit any future claims.

As a result of the ongoing investigation, as well as the ongoing audits of insurance reimbursement claims by additional third-party payors, the Company has been unable to complete its assessment of the accounting impact of these matters on its financial statements for the year ended December 31, 2021 and the three-month and nine-month periods ended September 30, 2021, complete and finalize the preparation of its financial statements and related disclosures, or conclude the assessment of its internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002. As such, it is unable to file the Form 10-K on a timely basis. In addition, the Company has also not yet filed its Quarterly Report on Form 10-Q for the three months ended September 30, 2021 (the “Form 10-Q”).

On November 18, 2021, the Company was notified by the Nasdaq Stock Market LLC (“Nasdaq”) that it was not in compliance with Nasdaq Listing Rule 5250(c)(1) for continued listing as a result of the delay in filing the Form 10-Q with the Securities and Exchange Commission (the “SEC”). In accordance with Nasdaq Listing Rules, the Company has submitted a plan to regain compliance. Nasdaq has granted the Company an exception of up to 180 days from the Form 10-Q original filing due date, or until May 16, 2022, to regain compliance.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 (this “Notification”) contains forward-looking statements that involve substantial risks, uncertainties and assumptions. All statements other than statements of historical facts contained in this Notification are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “due,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “will,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about: the financial and other impact of the ongoing investigation and the timing of any final resolution, including the timing or terms of any settlement, relating thereto; the timing or results of ongoing claims audits by third-party payors; whether the Company will be able to validate processes to support any future claims that it may submit for reimbursement; the Company’s future plans relating to the acceptance of insurance benefits as a method of direct payment; the anticipated timing of the filing of the Company’s Form 10-K, and the anticipated financial results for such period; and the Company’s ability regain compliance with Nasdaq Listing Rules within the required time period, if at all.

The Company has based these forward-looking statements largely on its current expectations, estimates, forecasts and projections about future events that it believes may affect its financial condition, results of operations, business strategy and financial needs. In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this Notification, it cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. You should refer to the section titled “Risk Factors” included in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2021, as such factors may be updated from time to time in the Company’s other filings with the SEC, accessible on the SEC’s website at www.sec.gov, for a discussion of important factors that may cause actual results to differ materially from those expressed or implied by any forward-looking statements. Furthermore, if such forward-looking statements prove to be inaccurate, the inaccuracy may be material. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Adam Laponis	(650)	351-7700
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2021

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, as a result of the ongoing investigation, as well as the ongoing audits of insurance reimbursement claims by additional third-party payors, the Company has been unable to complete its assessment of the accounting impact of these matters on its financial statements for the year ended December 31, 2021 and the three-month and nine-month periods ended September 30, 2021, complete and finalize the preparation of its financial statements and related disclosures, or conclude the assessment of its internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002. Therefore, the Company cannot provide a reasonable estimate of the results of operations for the year ended December 31, 2021; however, the Company anticipates a negative impact on the results of operations for such period.

Eargo, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2022	By	/s/ Adam Laponis
Adam Laponis
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).